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                                                                       EXHIBIT 8

                                                      Notice of Withdrawal Right




T CASE                                            MAY 5, 1988
1 RICH RD                            RE: POL#:    00Z300149T
OLD HOME                               INSURED:   T CASE
AL   02222                               PLAN:    VOLLVL-PRF
                                         PREM:         $34991.87
                                         MODE:    ANNUALLY
                                  ANNUAL PREM:         $34991.87

We are sending you this notice in order to comply with the laws administered by the United States Securities and Exchange Commission ("SEC"). Please read it carefully and retain it with your important records.

You have recently purchased a variable life insurance policy from New England Variable Life Insurance Company ("NEVLICO"). The benefits of the policy depend on the investment experience of New England Variable Life Separate Account ("ACCOUNT").

You have the right to examine and cancel this policy. You may return the policy for cancellation at any time up until the latest of:

     1.  10 days after you have received the policy;

     2.  45 days from the date you completed Part 1 of the application; and

     3.  10 days from the date of the postmark of this notice.

If you exercise this right, you are entitled to a full refund of all payments made. In determining whether to cancel your policy, you should consider, among other things, the projected cost of your policy and your ability to make the scheduled premium payments as stated in your policy. Please consult and review the prospectus you have received which describes the deductions from premiums before amounts are allocated to the selected accounts and other charges assessed in connection with the policy, including:

     From each scheduled premium (net of any premiums for rider benefits and substandard risk) a deduction of the portion of the annual administrative charge allocable to the premium, equal to $55 per year if premiums are paid annually, or a maximum of $58.41 if premiums are paid more frequently;

     From each scheduled premium (after deduction of the annual administrative charge and any premiums for rider benefits and substandard risk), a charge of 2% for premium tax and, during the first 15 policy years, a charge of 6% of sales expenses.

     From each unscheduled payment, a state premium tax charge of 2%, a sales charge of 6%;
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     Upon surrender or lapse of the policy during the first 15 policy years, a surrender charge consisting of a deferred administrative charge no greater than $5.00 per $1,000 of face amount and a deferred sales charge no greater than 24% of the scheduled premium for the first policy year plus 4% of the scheduled premiums for policy year two through ten;

     On the first day of each policy month, deductions from the cash value for the cost of insurance, an administrative charge of $0.015 per $1,000 of face amount and, during the first policy year, an extra administrative charge of $0.035 per $1,000 of face amount;

     Upon nonpayment of a scheduled premium pursuant to the Special Premium Option, a deduction from cash value equal to 92% of any applicable charges for riders or substandard risk.

If you decide to cancel your policy, complete the enclosed form and return your policy in accordance with the enclosed instructions. The post mark of the returned policy must be on or before the latest date permitted for cancellation described above.



Kernan F. King

Secretary